

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

Eric H. Baker
Chief Executive Officer
StubHub Holdings, Inc.
888 7th Avenue, Suite 302
New York, New York 10106

> **Re: StubHub Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted December 22, 2021**
> **CIK No. 0001337634**

Dear Mr. Baker:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted December 22, 2021

Prospectus Summary
Our Business Today, page 4

1. We note your response to comment 31, as well as your amended disclosure, and we reissue the comment in-part. In each instance in which you provide quantifiable data for metrics in fiscal year 2019, please provide the corresponding disclosure for fiscal year 2020. In particular, please state the number of buyers in 2020 on a combined basis, as you do on pages 11 and 109, and make conforming changes throughout the prospectus.

2. We note your disclosure that your "marketplace is built for fans" and that you "believe that everyone is a fan." We also note your amended disclosure on pages 11 and

12 that, in addition to "individual fans," your sellers may be "individuals or businesses that purchase tickets with an intent to resell, which [you] refer to as professional resellers." To the extent that your professional resellers are a material portion of your sellers, please discuss such group here when discussing your fans, buyers and sellers, as you do, for example, on page 24 when discussing your "individual fans who are ticket buyers and sellers as well as professional ticket resellers."

Our Growth Strategies

Expand into Adjacent Market Opportunities Across the Live Events Ecosystem, page 12

3. We note your amended disclosure that you are "well-positioned to facilitate fan engagement around and adjacent to live events such as . . . new seller promotional offerings such as non-fungible tokens ("NFTs") for tickets and souvenirs." Your website also indicates that you are facilitating NFT sales through Ticketmaster's marketplace. In connection with such growth strategy, please:

    • Provide a materially complete description of the NFTs and clarify who creates them.

    • Provide us with your legal analysis that such digital assets monetized on your marketplace are not securities and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities.

    • Explain to us how your marketplace operates with respect to NFTs and your role in it.

Risk Factors

"We are subject to extensive governmental regulations . . . ", page 38

4. We note your response to comment 19, as well as your amended disclosure on pages 114 and 115 that you are subject to certain "post-closing obligations" pursuant to the CMA undertakings. Please discuss such obligations here in your discussion of the "agreement with the CMA," including your obligations to "refrain from using the StubHub brand" and to "implement a mechanism to redirect resellers or buyers of tickets to U.K. live events from [y]our website to the website of the purchaser of the StubHub international business for a period of five years."

"We are controlled by our Founder and CEO . . . ", page 54

5. We note your response to comment 7, as well as your amended disclosure that you "may decide to issue additional shares of Class B common stock to Mr. Baker" that would be "dilutive to holders of Class A common stock." Please revise your disclosure to clarify that the issuance of Class B common stock generally to private investors, in addition to Mr. Baker, would have similar dilutive effects, if true.

"None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions . . . ", page 55

6.   We note that, in addition to your outstanding options, there are certain RSUs that will vest and settle upon the completion of this offering. For example, we note your disclosure on page 124 that "[y]our restricted stock units vest based on satisfaction of both a liquidity event condition and a service-based condition. The liquidity event condition will be satisfied once shares of [y]our Class A common stock become publicly traded." Please revise your risk factor to discuss how the settlement of these RSUs close in time to the pricing of this offering may increase volatility. Additionally, please discuss how the exercise of the stock options and settlement of the RSUs would be an additional stock issuance that may cause stockholders to experience dilution.

Market and Industry Data, page 65

7.   We note your response to comment 20, as well as your amended disclosure that the "StubHub Brand Study ranked the most aided brand awareness . . . ." Please revise your disclosure to clarify whether such ranking and the top seven industry brands pertain to the United States, as we note your disclosure elsewhere only uses the "aided brand awareness" measure with respect to the United States.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Ability to Attract Buyers Efficiently, page 79

8.   We note your response to comment 11, as well as your amended disclosure. In addition:

-    Please explain why you believe your 2020 data reflects your ability to "attract buyers through unpaid channels following the StubHub Acquisition," given that your GMS through unpaid channels decreased from 2019 to 2020. In this regard, we also note your disclosure that "[p]rior to the StubHub Acquisition, viagogo allocated substantially all of its marketing budget to performance marketing," which indicates that your viagogo business has reduced marketing spend since 2019.

-    Please tell us how you are able to determine if buyers discover your platform through unpaid channels and explain whether you are able to determine if buyers that came through unpaid channels are separate from those who buy tickets on your platform as a result of your performance marketing.

-    To balance your disclosure of your return on advertising spend in 2019, please provide the corresponding data for 2020 (and 2021, to the extent that you update to provide 2021 financial information). In this regard, we note that your disclosure implies that 34% of GMS was generated through paid channels in 2020 and thereby indicates that your performance marketing spend is still a material component of your business following the acquisition of StubHub.

Critical Accounting Policies and Estimates
Revenue Recognition, page 91

9.   We note your response and revised disclosure to comment 26. On page 92 you state that the fees previously recognized as revenue are reversed when events are canceled. Please clarify this statement in light of your revised disclosure that you record revenue net of an estimate for cancellation refunds.

Business, page 100

10.   We note your response to comment 7, as well as your amended disclosure, and we reissue the comment in-part. Please explain by what measure you have "one of the most comprehensive proprietary datasets of live event information in the industry." Please also revise your disclosure to attribute the statements you make to a particular source, including your statements that you operate the "largest global marketplace" by GMS and that you are a "leading brand."

     You may contact Robyn Manuel at 202-551-3823 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison A. Haggerty